EXHIBIT (a)(5)(B)

Sun Pharma commences Tender Offer for Acquisition of InSite Vision

Mumbai, September 29, 2015: Sun Pharmaceutical Industries Ltd. (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715, Sun Pharma) announced today it has commenced a tender offer through its indirect wholly owned subsidiary, Thea Acquisition Corporation, for all of the outstanding shares of common stock (the “Shares”) of InSite Vision Incorporated (OTCBB: INSV, InSite Vision) for $0.35 per share in cash, without interest and less any required withholding taxes.

The tender offer is being made pursuant to an Offer to Purchase, dated September 29, 2015, and in connection with the previously announced Agreement and Plan of Merger, dated September 15, 2015, as amended and restated as of September 28, 2015, by and among InSite Vision, Ranbaxy, Inc. and Thea Acquisition Corporation.

The tender offer will expire on October 27, 2015, at 12:00 midnight. New York City time (the end of the day), unless extended in accordance with the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission. Any extension of the tender offer will be followed as promptly as practicable by public announcement thereof, and such announcement will be made no later than 9:00 a.m. New York City time on the next business day after the previously scheduled expiration date.

The tender offer is subject to customary conditions, including the tender of a majority of the outstanding Shares (calculated on a fully-diluted basis). InSite Vision’s board of directors has also approved the transaction and unanimously recommended that its stockholders tender their shares pursuant to the tender offer.

Today, Thea Acquisition Corp. will file with the SEC a tender offer statement on Schedule TO, setting forth in detail the terms of the tender offer. InSite Vision will file today with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 setting forth in detail, among other things, the recommendation of InSite Vision’s board of directors that InSite Vision stockholders accept the tender offer and tender their Shares pursuant to the offer.

The Depositary for the tender offer is American Stock Transfer & Trust Company, LLC. The Information Agent for the tender offer is MacKenzie Partners, Inc. The tender offer materials may be obtained at no charge by downloading them from the SEC’s website at http://www.sec.gov. A copy of the tender offer statement and InSite Vision’s Solicitation/Recommendation Statement on Schedule 14D-9 will be made available to all stockholders of InSite Vision free of charge on InSite Vision’s website at www.InSiteVision.com or by contacting InSite Vision at 510-747-1220.

About Sun Pharmaceutical Industries Ltd. (CIN - L24230GJ1993PLC019050):

Sun Pharma is the world’s fifth largest specialty generic pharmaceutical company and India’s top pharmaceutical company. A vertically integrated business, economies of scale and an extremely skilled team enable us to deliver quality products in a timely manner at affordable prices. It provides high-quality, affordable medicines trusted by customers and patients in over 150 countries across the world. Sun Pharma’s global presence is supported by 50 manufacturing facilities spread across 5 continents, R&D centres across the globe and a multi-cultural workforce comprising over 50 nationalities. The consolidated revenues for 12 months ending March 2015 are approximately US$ 4.5 billion, of which US contributes US$ 2.2 billion. In India, the company enjoys leadership across 13 different classes of doctors with 30 brands featuring amongst top 300 pharmaceutical brands in India. Its footprint across emerging markets covers over 100 markets and 6 markets in Western Europe. Its Global Consumer Healthcare business is ranked amongst Top 10 across 4 global markets. Its API business footprint is strengthened through 14 world class API manufacturing facilities across the globe. Sun Pharma fosters excellence through innovation supported by strong R&D capabilities comprising about 2,000 scientists and R&D investments of over 7% of annual revenues. For further information please visit www.sunpharma.com

Contacts

Investor related questions, via the Information Agent for the tender offer:

MacKenzie Partners, Inc.		Banks and Brokers Call: (212) 929-5500 (Call Collect) or (800) 322-2885 (Call Toll-Free)

All Others Call Toll-Free: (800) 322-2885

Sun Pharma:

Nimish Desai		Frederick Castro
Tel	+91 22 4324 4324, Xtn 2778	Tel	+91 22 4324 4324, Xtn 2777
Tel Direct	+91 22 4324 2778	Tel Direct	+91 22 4324 2777
Mobile	+91-98203 30182	Mobile	+91 99206 65176
E mail	nimish.desai@sunpharma.com	E mail	frederick.castro@sunpharma.com

Legal Notices and Disclaimers

This release is for informational purposes only. It does not constitute an offer to purchase shares of InSite Vision or a solicitation/recommendation under the rules and regulations of the SEC. Sun Pharma will cause Thea Acquisition Corp. to file with the SEC a Tender Offer Statement on Schedule TO and InSite Vision will file a Solicitation/Recommendation Statement on Schedule 14D-9. These documents contain important information and stockholders of InSite are advised to carefully read these documents before making any decision with respect to the cash tender offer. These documents will be available at no charge on the SEC’s website at http://www.sec.gov. A copy of the tender offer statement and InSite Vision’s Solicitation/Recommendation Statement on Schedule 14D-9 will be made available to all stockholders of InSite Vision will be available free of charge on InSite Vision’s website at www.InSiteVision.com or by contacting InSite Vision at 510-747-1220.